82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A

*CURRENT ADDRESS Av. Venezuela, Torre El Samán Piso 10
El Rosal
Caracas, Venezuela

**FORMER NAME



**NEW ADDRESS



06019629

FILE NO. 82- 4695

FISCAL YEAR 6/30/05 ~~6/30/04~~

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 2/7/07

082-04695

AR/S
6-30-04
AR/S
6-30-05

F.V.I. FONDO DE VALORES
INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2005 and 2004

With Independent Auditors' Report Thereon

F.V.I. FONDO DE VALORES
INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2005 and 2004

Table of Contents



Alcaraz Cabrera Vázquez
Contadores Públicos
Torre KPMG, Avenida Francisco de Miranda
Chacao - Caracas, 1060-A
Apartado 5972 - Caracas 1010-A
Venezuela

Teléfono: 58 (212) 277.78.11 (Master)
Fax: 58 (212) 263.38.27
www.kpmg.com.ve

Independent Auditors' Report

To the Stockholders and Board of Directors of
F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. and Subsidiaries:

We have audited the consolidated balance sheet of F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. and Subsidiaries as of June 30, 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended, expressed in constant bolivars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of Desarrollos Extrados, C. A., a 60,08% owned and consolidated subsidiary, which consolidated financial statements reflect total assets as of June 30, 2005, and income for the year then ended, that constitute 18,69% and 21,38%, respectively, of the consolidated totals. These financial statements have been audited by other independent public accountants, which audit report dated August 19, 2005 has been delivered to us; therefore, our report, as to the amounts included in the consolidated financial statements of this subsidiary is based only on the report of these public accountants. The consolidated financial statements as of June 30, 2004, that are presented solely for comparison purposes, were audited by the other independent public accountants, which audit report dated September 17, 2004, was issued with an uncertainty paragraph, with regards to the obtaining of foreign currencies to pay for the Company's obligations in foreign currency, due to the exchange control existing in Venezuela.

We conducted our audits in accordance with generally accepted auditing standards in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit as well as the report of the other independent public accountants, provide a reasonable basis to support our opinion.

As explained in note 1(b) to the consolidated financial statements, F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. and Subsidiaries are bound to prepare and present the consolidated financial statements based on generally accepted accounting principles, established in the Venezuelan National Stock Exchange, which in the case of F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. and Subsidiaries, do not differ significantly from generally accepted accounting principles in Venezuela.

In our opinion, based on our examination and the report of the other independent public accountants, the consolidated financial statements referred to above, present fairly, in all material respects the consolidated financial position of F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. and Subsidiaries as of June 30, 2005 and 2004, the results of its operations and cash flows for the years then ended, in accordance with generally accepted accounting principles, established by the Venezuelan National Stock Exchange.

ALCARAZ CABRERA VÁZQUEZ



Juan B. Abrante L.
Public Accountant
C.P.C. Nº 2.294
C.N.V. A-628

September, 13 2005

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2005 and 2004

(Expressed in thousands of constant bolivars)

Assets	2005	2004
Current assets:		
Cash and cash equivalents (notes 2 and 3)	34,562,184	27,190,600
Short-term investments (notes 2 and 4)	130,096,180	89,045,950
Notes and accounts receivable -		
Trade (notes 2 and 7)	14,729,299	17,962,102
Related companies (note 23)	29,485,833	27,915,358
Employees and directors	3,920,266	2,646,813
Others (note 5)	6,611,726	7,387,508
	54,747,124	55,911,781
Less allowance for doubtful accounts receivable	(517,702)	(20,513)
Total notes and accounts receivable	54,229,422	55,891,268
Properties available for sale (note 6)	11,997,444	11,828,498
Prepaid expenses	17,026,484	13,809,990
Total current assets	247,911,714	197,766,306
Long-term notes and accounts receivable (note 7)	10,308,295	13,851,560
Real estate for lease, net (note 8)	339,521,919	392,172,675
Investments in real estate under development (note 9)	71,348,185	43,616,864
Other investments (notes 2 and 10)	70,201,852	61,787,472
Properties, furniture and equipment, facilities and vehicles, net (note 11)	16,298,259	15,256,553
Other assets (note 12)	8,482,013	12,270,347
Goodwill (note 13)	15,862,832	16,772,960
Total assets	779,935,069	753,494,737

(Continued)

F.V.I. FONDO DE VALORES
INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

June 30, 2005 and 2004

(Expressed in thousands of constant bolivars, except the nominal capital stock)

Liabilities, Minority Interests and Stockholders' Equity	2005	2004
Current liabilities:		
Bank loans (notes 2 and 14)	45,076,876	53,211,689
Current installments of long-term debt (note 17)	30,210,842	5,500,172
Commercial paper (note 15)	28,632,400	32,050,407
Notes and accounts payable -		
Trade (notes 2 and 16)	10,931,369	51,586,313
Related companies (note 23)	1,655,680	849,228
Statutory participation	1,394,677	369,374
Dividends	4,774,911	6,580,920
Others	2,611,618	765,235
Total notes and accounts payable	21,368,255	60,151,070
Accrued expenses	7,449,905	8,753,666
Taxes payable	1,819,296	1,381,189
Advances received (note 2)	2,005,216	1,862,978
Total current liabilities	136,562,790	162,911,171
Long-term trade notes and accounts payable (note 16)	75,587,538	22,559,688
Long-term debt (note 17)	113,452,240	130,637,637
Long-term debentures (note 18)	30,000,000	34,763,298
Employees' severance indemnities	2,399,148	2,304,210
Other liabilites (note 19)	1,907,546	2,222,176
Deferred income (note 20)	29,653,636	13,578,404
Total liabilities	389,562,898	368,976,584
Minority interests	23,091,230	22,907,931
Stockholders' equity (note 21) -		
Updated capital stock, equivalent to nominal capital stock of Bs39,720,104,390 in 2005 and Bs42,266,030,640 in 2004	96,925,049	99,548,331
Additional paid-in capital	253,456,770	256,850,998
Retained earnings -		
Legal reserve	7,700,831	6,624,915
Retained earnings	9,729,097	1,131,904
Total retained earnings	17,429,928	7,756,819
Treasury stock	(530,806)	(2,545,926)
Total stockholders' equity	367,280,941	361,610,222
Total liabilities, minority interests and stockholders' equity	779,935,069	753,494,737

The accompanying notes form part of the consolidated financial statements.

F.V.I. FONDO DE VALORES
INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended June 30, 2005 and 2004

(Expressed in thousands of constant bolivars, except the net income (loss) per share)

	2005	2004
Revenues:		
Sale of properties and investments	68,225,842	13,936,534
Rentals	48,760,033	36,421,014
Parking lot	11,542,382	7,839,645
Services	6,426,135	5,338,705
Total revenues	134,954,392	63,535,898
Costs and expenses:		
Cost of sold properties	56,638,295	10,393,250
Cost of leased properties	19,686,571	13,295,668
Cost of parking lot	5,396,240	3,877,820
Cost of services	1,883,715	596,900
Selling expenses	2,888,579	2,794,260
Administrative and general expenses	18,089,060	14,440,242
Total costs and expenses	104,582,460	45,398,140
Operating income	30,371,932	18,137,758
Integral financing income (cost), net:		
Financial interest, net	(39,409,420)	(34,293,549)
Result for monetary position (note 26)	23,146,098	18,481,943
Exchange difference	1,256,998	1,490,021
Integral financing cost, net	(15,006,324)	(14,321,585)
Other income (deductions):		
Income from sale and swap of bonds	3,383,418	844,594
Preoperating expenses amortization	(4,510,391)	(748,298)
Goodwill amortization	(910,128)	(840,609)
Dividends	-	77,776
Others, net	10,046	(5,856,321)
Other deductions, net	(2,027,055)	(6,522,858)
Income (loss) before taxes, minority interests and extraordinary item	13,338,553	(2,706,685)
Taxes (note 22):		
Income tax	9,705,634	8,404,926
Business assets tax	429,741	360
Total taxes	10,135,375	8,405,286
Income (loss) before minority interes and extraordinary item	3,203,178	(11,111,971)
Minority interest	(1,540,099)	(1,678,089)
Income (loss) before extraordinary item	1,663,079	(12,790,060)
Extraordinary item - tax benefit from losses carry forwards from previous years (note 22)	8,010,030	7,113,788
Net income (loss)	9,673,109	(5,676,272)
Net income (loss) per share (note 1(t))	2.45	(1.36)

The accompanying notes form part of the consolidated financial statements.

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended June 30, 2005 and 2004

(Expressed in thousands of constant bolivars)

	Updated capital stock	Additional paid-in capital	Retained earnings			Treasury stock	Total stockholders' equity
			Legal reserve	Retained earnings	Total		
Balances as of June 30, 2003	103,080,454	269,696,937	6,624,915	14,333,200	20,958,115	(3,012,876)	390,722,630
Repurchase of treasury stock (note 21)	(519,247)	(12,845,939)	-	-	-	(2,545,926)	(15,911,112)
Cash dividends (note 21)	-	-	-	(7,525,024)	(7,525,024)	-	(7,525,024)
Capital stock reduction (note 21)	(3,012,876)	-	-	-	-	3,012,876	-
Net loss	-	-	-	(5,676,272)	(5,676,272)	-	(5,676,272)
Balances as of June 30, 2004	99,548,331	256,850,998	6,624,915	1,131,904	7,756,819	(2,545,926)	361,610,222
Repurchase of treasury stock (note 21)	(77,356)	(3,394,228)	-	-	-	(530,806)	(4,002,390)
Capital stock reduction (note 21)	(2,545,926)	-	-	-	-	2,545,926	-
Net income	-	-	1,075,916	8,597,193	9,673,109	-	9,673,109
Balances as of June 30, 2005	96,925,049	253,456,770	7,700,831	9,729,097	17,429,928	(530,806)	367,280,941

The accompanying notes form part of the consolidated financial statements.

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2005 and 2004

(Expressed in thousands of constant bolivars)

	2005	2004
Cash flows in operating activities:		
Net income (loss)	9,673,109	(5,676,272)
Adjustments to reconcile net income (loss) to cash provided by operating activities -		
Effect of update on financing activities items	35,099,725	53,104,053
Depreciation of leased properties	13,376,829	6,602,926
Dpreciation of properties, furniture and equipment, facilities and vehicles	1,929,954	673,489
Accrued employees' severance indemnities	1,700,236	1,121,328
Goodwill amortization	910,128	840,609
Minority interests	1,540,099	1,678,089
Changes in operating assets and liabilities -		
Decrease (increase) in -		
Notes and accounts receivable	1,661,846	(3,964,350)
Long-term notes and accounts receivable	3,543,265	(3,894,962)
Properties available for sale	(168,946)	1,018,273
Prepaid expenses	(3,216,494)	1,325,450
Other assets	4,900,105	(14,084,747)
Increase (decrease) in -		
Notes and accounts payable	(38,782,815)	46,674,640
Long-term notes and accounts payable	53,027,850	(17,210,218)
Accrued expenses	(1,303,761)	6,424,791
Taxes payable	438,107	(171,347)
Advances received, other liabilities and deferred income	15,902,840	(4,023,563)
Total adjustments	90,558,968	76,114,461
Net cash provided by operating activities	100,232,077	70,438,189
Cash flows in investment activities:		
Increase in short-term investments	(41,050,230)	(22,974,287)
Decrease (increase) in real estate for lease	39,273,927	(108,146,060)
(Increase) decrease in investments in real estate under development	(27,731,321)	84,069,172
Increase in other investments	(8,414,380)	(27,075,379)
Increase in properties, furniture and equipment, facilities and vehicles	(2,971,661)	(1,900,876)
Net cash used in investing activities	(40,893,665)	(76,027,430)
Cash flows in financing activities:		
(Decrease) increase in bank loans	(15,425,929)	38,141,207
Increase (decrease) in current installments of long-term debt	23,957,031	(13,076,422)
(Decrease) increase in commercial paper	(7,809,584)	8,425,292
Decrease in long-term debt	(35,085,490)	(24,532,288)
(Decrease) increase in long-term debentures	(9,526,598)	30,000,000
Payments of employees' severance indemnities	(1,605,298)	(779,503)
Cash dividends	-	(7,525,024)
Dicrease in additional paid-in capital	(3,394,228)	(12,845,939)
Repurchase in treasury stock	(530,806)	(2,545,926)
Capital stock reduction	(2,545,926)	(3,012,876)
Net cash provided (used in) by financing activities	(51,966,828)	12,248,521
Net increase in cash and cash equivalents	7,371,584	6,659,280
Cash and cash equivalents at beginning of year	27,190,600	20,531,320
Cash and cash equivalents at end of year	34,562,184	27,190,600
Result for monetary position corresponding to:		
Cash and cash equivalents	7,978,456	5,948,849
Operating activities	30,890,108	10,878,108
Investment activities	(38,167,964)	(36,647,611)
Financing activities	22,445,498	38,302,597
	23,146,098	18,481,943

The accompanying notes form part of the consolidated financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business and Operations

The Company was incorporated on March 12, 1992, in order to purchase, sell, swap, manage and lease properties; and, to participate in the construction of real estate projects of all kinds, either real estate or in the form of timesharing or multiproperty.

The Company is registered with the National Securities Registry and must comply with the standards of the National Stock Exchange and the Capital Markets Law.

(b) Basic Accounting Policy

The Company is bound to prepare and file its consolidated financial statements based on generally accepted accounting standards, established by the Venezuelan National Stock Exchange. Whenever aspects arise that are not ruled by these dispositions, generally accepted accounting principles in Venezuela must prevail (see note 29).

The consolidated financial statements as of June 30, 2005 and 2004 are presented in accordance with generally accepted accounting standards established by the Venezuelan National Stock Exchange, which in the case of the Company and its subsidiaries, do not differ significantly from accounting principles generally accepted in Venezuela.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. and its majority-owned subsidiaries as of June 30, 2005 and 2004, presented below:

	Participation %	
	2005	2004
Inversiones Boca del Río, C. A.	100.00	100.00
Inversiones Kitami, C. A.	100.00	100.00
Casa de Campo Aguasal, C. A.	100.00	100.00
Lesuma Investment Corporation Ltd. and wholly-owned subsidiaries:	100.00	100.00
Grupo Aguasal Litoral, C. A.		
Desarrollos Costa Corsario, C. A.		
LOPCO BM, Ltd. and wholly-owned subsidiaries:	100.00	100.00
LOPCO BM, Ltd. (Venezuelan Branch)		

	Participación %	
	2005	2004
LOPCO de Venezuela, C. A. and wholly-owned subsidiaries:		
Parking Centro San Ignacio, C. A. (1)		
Parking Centro Empresarial El Rosal, C. A. (1)		
Parking Parque Avila, C. A. (1)		
C. A. de Inmuebles y Valores Caracas and wholly-owned subsidiaries:	98.55	98.55
Inversiones 9590, C. A.		
Promotora 493959, C. A.		
Desarrollo Bebeto, C. A.		
Inversiones Beppo, C. A.		
Gestión Integral de Valores Inmobiliarios, C. A.		
Fondo de Valores Comercializadora, C. A.		
Corporación C21, C. A.		
Administradora In-Sign, C. A.		
Desarrollos Extrados, C. A.and wholly-owned subsidiaries:	60.08	60.08
Operadora Centro Comercial Tolón, C. A.		
Operadora Estacionamiento Centro Comercial Tolón, C. A.		
Operadora Estacionamiento Sadel, C. A.		

'(1) Companies incorporated during the fourth quarter of 2004.

All significant intercompany balances and transactions have been eliminated in consolidation.

(d) Presentation of Consolidated Financial Statements

The Company's financial statements have been adjusted in order to recognize the effects of the purchasing power loss of bolivars due to the effects of the inflation taking place in Venezuela, in accordance with Statement of Accounting Principles N° 10 (DPC-10) "Standards for the Preparation of Financial Statements Adjusted for Inflation". In December 2000, such statement was reviewed and integrated with other related publications, introducing some changes with regards to the original statement. In 2001, the Company adopted such changes for purposes of the consolidated financial statements preparation; the effects of the changes obey to the presentation of certain modifications in the accounts of stockholders equity and additional disclosures.

The Company restated its consolidated financial statements as of June 30, 2005 and 2004, in terms of purchasing power bolivars of June 30, 2005, as per the general price level method, using the Consumer Price Index (CPI) for the Metropolitan area of Caracas, published by the Central Bank of Venezuela. Likewise, the financial information as of June 30, 2004 has been updated in terms of bolivars of June 30, 2005, for the comparison to be made in a homogenous purchasing power.

The CPI published by the Central Bank of Venezuela and used to recognize the effects of inflation follows:

	Accumulated CPI	
	2005	**2004**
At the begining of the year	434.15567	356.36385
At the end of year	496.25113	428.25433
Average for the year	463.08608	390.88573

(e) ***Cash Equivalents***

For purposes of the consolidated statement of cash flows, the Company considers all investments in highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of June 30, 2005 and 2004, cash equivalents correspond to term deposits with financial institutions and investments in portfolios administrated with diverse stock exchanges for approximately Bs21,256,535,000 and Bs20,620,373,000, respectively (see note 3).

(f) ***Short-Term Investments***

Short-term investments consist principally of trading securities and are presented at fair value with unrealized holding gains and loses included in earnings.

(g) ***Other Investments***

Investments in joint ventures and 20% to 50% owned affiliates are accounted for on the equity method. Investments in which the Company has less than a 20% ownership interest are presented at cost adjusted for inflation and cash dividends are recognized as income when received.

The contracts of trusts associated with property are presented in constant bolivars.

(h) ***Properties available for Sale***

Properties available for sale are presented at their historical cost of acquisition, restated in terms of purchasing power bolivars of June 30, 2005, which does not exceed estimated fair value, less selling costs.

(i) ***Real Estate for Lease and Investments in Real Estate under Development***

Real estate for lease and investments in real estate under development are presented at their historical cost of acquisition, restated in terms of purchasing power bolivars of June 30, 2005. Such costs do not exceed their net realization value. Depreciation of real estate investments for lease is calculated using the straight-line method based on the cost adjusted as per the CPI of the square meters (M2) leased. The useful lives of real estate investment for lease is forty (40) years.

(j) Property, Furniture and Equipment, Facilities and Vehicles

Properties, furniture and equipment, facilities and vehicles are presented at their historical acquisition cost, restated in terms of purchasing power bolivars of June 30, 2005. Such costs do not exceed their net realization value. Depreciation is calculated based on the CPI adjusted cost over the assets useful lives, using the straight-line method. Expenditures for maintenance and repairs are expensed to operations as they are incurred. Expenditures for significant renovations and improvements are capitalized.

Depreciation is calculated on the straight-line method over the estimated useful lives of assets as follows:

	Estimated useful lives in years
Properties	50
Furniture and equipment	3 y 5
Facilities	2
Vehicles	5

(k) Goodwill

Goodwill represents the excess of costs over historical values as per carrying value of the companies acquired, restated in terms of purchasing power bolivars of June 30, 2005. Excess of cost is amortized in twenty years, based on the excess cost adjusted as per CPI, using the straight-line method; these do not exceed their realization value. In the event of subsidiaries acquired that are currently as developing real estate investment are amortized based on the square meters sold in such investments.

(l) Other Assets

Other assets include deferred charges, and these involve payments made that will benefit future periods, which are amortized using the straight-line method in a five-year period and are presented at restated cost using the coefficient deriving from CPI from their incorporation date, net of the restated accumulated amortization.

(m) Employees' Severance Indemnities

The Company accrues the liability for employees' severance indemnities established in the Organic Labor Law, which are vested rights of the workers. In addition, as of June 30, 2005 and 2004, the Company did not deem necessary creating an accrual to cover the liability for possible additional payments, in case of unjustified dismissals.

(Continued)

(n) ***Income Tax and Deferred Income Tax***

The income tax allowance is calculated on the basis of the financial income. On December 28, 2001, Extraordinary Official Gazette N° 5,566, Law N° 71 containing the Income Tax Reform was published. The Reform's most significant changes, effective since the periods beginning upon publication are summarized as follows:

1. The imputation of losses from foreign sources to the income or loss of territorial source will not be admitted.

2. The transfer pricing regime applicable for the import and export of goods and services between related parties was modified. The technical assistance services, technological services and other provided by related parties abroad are incorporated to such regime.

3. Dividend tax standards establish that the accounting income to be considered is the one approved by the Stockholders Meeting, based on the financial statements in accordance with generally accepted accounting principles in Venezuela.

4. An advance of a 1% tax is established in the event of the payment of dividends with shares. Such advance will be calculated on the total value of the dividend decreed.

The deferred income tax is caused due to the tax effect of the differences between the accounting criterion and the tax criterion, upon recognition of results; that is, due to the time differences between the accounting income and the fiscal income. The Company did not record the deferred income tax due to the fact that it has been generating tax losses and it is estimated that such will continue occuring in future periods (see note 22).

(o) ***Impairment of Assets Value***

At the consolidated balance sheet date, the Company reviews the amount recorded of its assets in order to identify possible signs of permanent impairment en their value. When any sign of impairment is detected, the recoverable value of asset is estimated and a loss is recognized provided that the amount recorded of an asset exceeds such recoverable value. The losses for impairment are included in the results for the year. When an adjusted value that already reflects the restated historical cost is reduced to its recoverable value, this decrease represents a permanent decrease in the relevant asset value.

The recoverable value of an asset is its net sales price or usage value. In determining an asset usage value, future cash flows are discounted at their present value using a net discount rate of taxes that reflects the current perception of the market over the market's value of money in time and the asset's specific risks. For those assets that do not generate an independent cash flow, the recoverable value is determined with cash generated by the unit to which the assets belongs.

(p) Stockholders' Equity

The capital stock, the additional paid-in capital, legal reserve, retained earnings and treasury stock are restated using the CPI coefficient from the dates of the corresponding contributions or generation until June 30, 2005.

(q) Consolidated Statement of Income

Income and expenses associated with monetary items were restated in purchasing power bolivars of June 30, 2005, based on the average CPI since July 2004 through June 2005, whereas the expenses associated to non-monetary items were restated in purchasing power bolivars at end of year in respect of consumption, cost of sale or depreciation and amortization of such items.

(r) Revenue Recognition

Income from rentals is recorded on the basis of monthly accruals, in accordance with the contract terms, including the reimbursement of certain operating expenses, as established in the rental contracts. Deposits received from the tenants and the rental of the last month are returned or recognized as income in accordance with the contract's terms.

Gains on sales of properties are recognized at the time of sale or deferred. Deferred gains are recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire.

(s) Result for Monetary Position

The result for monetary position for the period is the difference between the net estimated monetary position and the actual net monetary position at closing of the year. The net estimated monetary position is determined adjusting the net monetary position at the beginning of the year by the CPI variation for the period, plus or less the net movement in the items affecting it, updated as per the CPI until the consolidated financial statements date (see note 26).

(t) Net Income or Loss per Share

The net income or loss per share as of June 30, 2005, is calculated based on the weighted average number of shares outstanding, which for the year then ended amounted to 3,952,634,840 nominative shares, with a nominal value of Bs10 each. As of June 30, 2005, there were 3,918,929,870 shares outstanding. As of June 30, 2004, the net loss per share is calculated based on the number of shares outstanding, which amount to 3,972,010,439 nominative shares.

(u) Use of Estimates in the Consolidated Financial Statements Preparation

The consolidated financial statements preparation, in accordance with generally accepted accounting principles in Venezuela requires management to make estimates and representations that have an incidence over the amounts of assets and liabilities presented and disclosures over contingent assets and liabilities at the consolidated financial statement date, and over the amounts of income and expenses during the relevant year. The final results may vary in respect of original estimates.

(v) ***Consolidated Statements of Cash Flows***

Presents the changes in cash of constant purchasing power, based on the financial position at the beginning of each year, restated in purchasing power terms at the end of the year.

(2) Balances and Transactions in Foreign Currency

Transaction in foreign currency are recognized in bolivars at the exchange rates in effect at the transaction date. The assets and liability in foreign currency existing as of June 30, 2005 and 2004, are presented at the exchange rates of Bs2,150 and Bs1,920 per U.S. dollar, respectively. The exchange gain or loss for transactions in foreign currency is included in the consolidated results of each year.

Assets and liabilities in foreign currency as of June 30, 2005 and 2004 are detailed as follows (in thousands of U.S. dollars):

	2005	2004
Assets -		
Cash and cash equivalents	5,183	1,230
Short-term investments	15,843	7,075
Notes and accounts receivable - trade	4,211	8,586
Other investments	508	-
Total assets in foreign currency	25,745	16,891
Liabilities -		
Bank loans	-	1,262
Notes and accounts payable - trade	11,189	12,705
Advances received	1,358	1,550
Total liabilities in foreign currency	12,547	15,517
Excess of asets over liabilities in foreign currency	13,198	1,374

On January 21, 2003, the National Government and the Central Bank Venezuela suspended foreign currency transactions, and on February 5, 2003, they entered into an Exchange Agreement establishing a regime for the administration of foreign currency.

Under the exchange control regime, the Central Bank of Venezuela will coordinate the purchase and sale of foreign currencies in the country. The exchange rate for the purchase and sale of foreign currencies is determined by mutual agreement between the Central Bank of Venezuela and the National Government, and will be adjusted when deemed convenient. Also, The Foreign Exchange Administration Commission (CADIVI) was created to coordinate, administer, control and establish requirements, procedures and restrictions for execution of the Exchange Agreement.

Foreign currencies entering the country must be sold to the Central Bank of Venezuela. The acquisition of foreign currencies for transfers, payment of imports of goods and services as well as for the payment of principal and interest of registered external private debt, is limited and subject to the requirements and conditions established by CADIVI. Also, in order to acquire foreign currencies to pay dividends and interest as a result of a direct foreign investment as well as to pay service contracts, technology, and royalties, among other concepts, individuals and companies must be registered with the corresponding registry.

When based on the judgment of CADIVI there are acts in violation of the Exchange Agreement, a file will be prepared in conformity with the legal system.

On March 2, 2005, the National Government and the Central Bank of Venezuela fixed the exchange rate at Bs2,144.60 to US$1 for purchases and Bs2,150 to US$1 for sales.

(3) Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Cash	13,305,649	6,570,227
Cash equivalents:		
Portfolio -		
Serfincorp, Ltd. (see note 28)	13,813,076	11,214,430
Banesco International Bank Inc. (see note 14)	5,127,057	5,811,091
Gorey Finance, Inc.	1,676,946	450,230
Promotora Cedel, C. A.	404,172	468,345
Banesco Banco Unviersal, C. A.	200,000	107,059
Cedel Casa de Bolsa, C. A.	26,907	31,179
Morgan Stanley & Co. Incorporated	6,637	258,863
Citigroup Asset Management	1,740	-
Citco Fund Services (Curaçao), N. V.	-	2,277,686
Money Market in Oppenheimer, Co.	-	1,490
	21,256,535	20,620,373
Total cash and cash equivalents	34,562,184	27,190,600

(4) Short-Term Investments

Short-term investments as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Bank placements and/or investment certificates -		
Serfincorp, C. A. (see note 28)	91,000,001	35,342,689
Almiron Finance Corporation	14,913,757	4,824,865
American Express Bank International (see note 15)	10,750,000	1,318,215
Commercebank, N. A. (see note 14)	7,815,250	1,334,911
Citigroup Fund Service (Bermuda) Ltd	4,746,422	-
Delta Servicios Financieros, C. A.	870,750	606,455
Serfincorp, Ltd (see note 28)	-	29,155,005
Banco de Venezuela, S. A., Banco Universal	-	13,905,320
Money Market in Oppenheimer Co. (see note 14)	-	2,558,490
Total short-term investments (includes investments approximately of Bs18,565,250,000 in 2005 and of Bs5,211,616,000 in 2004 guaranteeing debt)	130,096,180	89,045,950

(5) Notes and Accounts Receivable - Others

Notes and accounts receivable - others as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Advances to contractor	2,626,054	2,736,124
Inversiones Lugon 48, C. A.	900,000	-
Cativen, S. A.	889,377	1,030,589
Serfincorp, C. A.	-	187,561
Interests receivable	-	160,755
Advances to lawyers	-	135,358
Others	2,196,295	3,137,121
	6,611,726	7,387,508

As of June 30, 2005 and 2004, advances to contractors include advances granted to companies for the construction of the Centro Comercial Tolón, based on contracts which establish the conditions, terms and guarantees.

(Continued)

F.V.I. FONDO DE VALORES
INMOBILIARIOS, S.A.C.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

(6) Properties Available for Sale

Properties available for sale as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. -		
Cumaná Land	5,301,829	5,301,829
Casa de Campo Aguasal, C. A. -		
Village of Recreation	6,045,370	5,876,424
C. A. Inmuebles y Valores Caracas -		
Commercial Establishments at Centro Comercial Lagunita	408,163	408,163
Apartment in Madrigal Building	242,082	242,082
	650,245	650,245
	11,997,444	11,828,498

(7) Long-term Notes and Accounts Receivable

Long-term notes and accounts receivable as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Notes and accounts receivable, trade	15,936,385	22,896,550
Less - current portion	14,729,299	17,962,102
Long-term portion	1,207,086	4,934,448
Notes and accounts receivable, others -		
Banesco Banco Universal, C. A.	9,101,209	8,917,112
Total long-term notes and accounts receivable	10,308,295	13,851,560

Long-term accounts receivable result from the sale of offices and commercial establishments relating to the properties located in the Mene Grande Building, Centro San Ignacio and Torre Provincial "A" y "B", with installments maturing through 2008. Notes and accounts receivable bear interests that range between ten percent (10%) and twelve percent (12%) annual. As of June 30, 2005 and 2004, income from interests for the concept of term sales were recorded for approximately Bs252,805,000 and Bs1,178,910,000, respectively, that are presented in the consolidated statement of income.

As of June 30, 2005 and 2004, other accounts receivable from Banesco Banco Universal, C. A., correspond to yields over the equity in trust that the Company presents in the trust in such financial institution. This income is recognized in the consolidated statement of income in the year when earned.

(8) Real Estate for Lease

Real estate for lease is analyzed as follows (in thousands of constant bolivars):

	Cost	Accumulated depreciation	Carrying value
June 30, 2005 -			
Real estate for lease and others:			
Centro Comercial Tolón	131,414,803	(4,660,439)	126,754,364
Centro San Ignacio	108,902,437	(14,456,394)	94,446,043
Torre Parque Avila "A" and "B" (Torre HP)	45,284,975	(3,093,401)	42,191,574
Centro Empresarial El Rosal (Torre 3M)	25,556,594	(1,787,173)	23,769,421
Offices and commercial establishments	19,285,452	(2,668,232)	16,617,220
Parque Caribe Building (Torre Alcatel)	17,493,239	(2,184,232)	15,309,007
Torre Provincial "B"	11,834,892	(2,113,627)	9,721,265
Torre Provincial "A"	9,022,995	(1,437,331)	7,585,664
Offices in IASA Building	2,420,820	(254,701)	2,166,119
Offices in Mene Grande II Building	1,120,634	(445,845)	674,789
Offices in Mene Grande I Building	5,494,745	(5,208,292)	286,453
Total real estate for lease	377,831,586	(38,309,667)	339,521,919
June 30, 2004 -			
Real estate for lease and others:			
Centro Comercial Tolón	114,696,089	(1,402,070)	113,294,019
Centro San Ignacio	108,182,059	(11,054,487)	97,127,572
Torre Shell (formely Torre El Rosal II) (see note 16)	68,568,472	(10,838,886)	57,729,586
Torre Parque Avila "A" and "B" (Torre HP)	45,068,881	(1,224,799)	43,844,082
Centro Empresarial El Rosal (Torre 3M)	25,532,413	(870,758)	24,661,655
Offices and commercial establishments	19,230,285	(2,144,416)	17,085,869
Parque Caribe Building (Torre Alcatel)	17,573,783	(1,094,973)	16,478,810
Torre Provincial "B"	12,259,529	(1,695,734)	10,563,795
Torre Provincial "A"	9,230,718	(1,226,307)	8,004,411
Offices in IASA Building	2,420,820	(194,181)	2,226,639
Offices in Mene Grande II Building	1,120,634	(390,798)	729,836
Offices in Mene Grande I Building	5,494,745	(5,068,344)	426,401
Total real estate for lease	429,378,428	(37,205,753)	392,172,675

During the years ended June 30, 2005 and 2004, no significant capitalizations were made in real estate for lease.

Since January 1, 2004, Centro Comercial Tolón begins its operating stage and it is reclassified from investment in real estate under development to real estate for lease. The original project included the construction of offices and commercial establishments, and it was later changed only for the construction of commercial establishments.

On May 5, 2005, the Company sold Torre Shell for Bs60,500,000,000 nominal, recognizing for this sale a gain of Bs5,699,606,114.

(9) Investments in Real Estate Under Development

Investments in real estate under development as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Centro Comercial Lagunita	25,113,393	1,046,892
Galipán Building	17,322,525	13,061,848
Torre Regelfall (see note 25)	9,594,561	9,594,545
Urbanización Loma Linda	8,588,393	9,651,319
La Escondida N7E8, C. A. (Land)	5,807,605	5,691,383
Mirávila Apartment	4,637,483	4,279,475
La Sabana Project	284,225	291,402
	71,348,185	43,616,864

During the year 2005, contributions were received for the concept of four purchase-sale option contracts over the building in the construction project denominated Galipán Building, that were signed on November 16, 2004, which totaled Bs16,822,995,300, and is presented as deferred income (see note 20).

(10) Other Investments

Other investments as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Investments securities of capital -		
ADR´s Mantex, S. A.	258,316	245,673
BBO Financial Services Inc.	18,988	22,003
H.L. Boulton, S. A.	6,508	4,709
Total investments securities of capital	283,812	272,385
Investments securities in debt -		
Venezuelan Float Bonds 2011	558,699	-
Venezuelan Global Bonds	533,117	1,811,562
National Public Debt Bonds	-	384,514
Total investments securities in debt	1,091,816	2,196,076
Trust in local financial institutions -		
Banesco Banco Universal, C. A. (see note 17)	33,216,349	24,798,507
Investments recorded at cost (1) -		
Humboldt International, Ltd.	10,982,436	10,982,436
Others	8,280	4,631
Total investments recorded at cost	10,990,716	10,987,067
Investments in real estate -		
CORFISER Saving & Loan Ekonomisk Forening	17,580,846	-
Promociones Vista Norte, C. A. (La Avileña)	4,092,670	4,092,670
Western Bank Corporation	-	17,580,846
Total investments in real estate	21,673,516	21,673,516
Others -		
Century 21 Real Estate Territory Agreement	1,859,921	1,859,921
Parque Quiero Ser Project	1,085,722	-
Total others	2,945,643	1,859,921
Total others investments	70,201,852	61,787,472

(1) Companies in the pre-operating stage, principally engaged is the development of buildings.

On July 16, 2004, the Company signed a contract for a participation account with CORFISER Saving & Loan Ekonomisk Forening for US$8,816,086. The purpose of this contract is for CORFISER to invest the funds or securities held (3,737,037 shares of the company H & P2 Corporation). These shares as of June 30, 2004, were being administrated for their investment by Western Bank Corporation.

On December 13, 2001, a trust contract was signed with Banesco Banco Universal, C. A., in order to administer and maintain the Fiduciary Fund in favor of the beneficiaries (C. A. de Inmuebles y Valores Caracas y Unibanca Banco Universal, C. A. - currently Banesco Banco Universal, C. A.). The Fiduciary Fund was incorporated with the following contributions: the subsidiary C. A. de Inmuebles y Valores Caracas contributed with approximately Bs6,316,000,000 nominal and Inversiones Bushels, C. A. and Consorcio Inmobiliario Integral 2004, C. A., on behalf of the Company, contributed purchase options over 38 commercial establishments at Centro San Ignacio for approximately Bs11,442,500,000 nominal. For the administration of the Fiduciary Fund, Gestión Integral de Valores Inmobiliarios, C. A. was hired. Currently, this trust guarantees a loan with Banesco Banco Universal, C. A. for Bs17,816,220,000 nominal, maturing on December 13, 2005, at variable interest rate payable each quarter due (see note 17).

On September 29, 2004, C. A. de Inmuebles y Valores Caracas entered into a trust agreement with Banesco Banco Universal, C. A. for Bs23,000,000,000 nominal, in order to administer a trust fund for the construction of Centro Comercial Lagunita, located in Urbanización La Lagunita, Metropolitan area of the Capital District. The trust fund makes disbursements based on the valuations for each project.

The investment corresponding to Humboldt International Ltd., began transportation operations at the Caracas Cable Car System (Sistema Teleférico de Caracas). However, as of June 30, 2005, the company is carrying out works and remodeling necessary to put into operation the activities that were transferred by Corpoturismo under the contract "Contrato de Operaciones del Sistema Teleférico Caracas - Litoral y del Hotel Humboldt" (Operating Contract of the Caracas - Littoral Cable Car System and Humboldt Hotel), and which to date, is still in the pre-operating stage.

As of June 30, 2005, income for Bs22,405,490 and losses for Bs430,539 was recorded in the statement of income, for the concept of valuation at market prices of the investments securities of capital; whereas for investments securities in debt Bs751,412,965 were recorded for the concept of loss in the valuation of these securities. Likewise, swap income was recognized in the statement of income, swap income from National Public Debt Bonds (DPN) for Bs3,383,418,482.

As of June 30, 2005, C. A. de Inmuebles y Valores Caracas invested Bs1,085,721,462 in Parque Quiero Ser Project, which will operate in Centro Comercial Tolón as thematic park, offering diverse attractions to all kinds of publics. On August 22, 2005 this project was formally registered as "Quiero Ser, C. A." where C. A. de Inmuebles y Valores Caracas owns 100%.

Other investments represented by Century 21 Real Estate Territory Agreement, corresponds to the use of the brand name Century 21 Venezuela and all its derivatives.

(Continued)

(11) Properties, Furniture and Equipment, Facilities and Vehicles

Properties, furniture and equipment, facilities and vehicles as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Properties	14,301,418	13,784,563
Equipment	4,532,494	3,678,424
Furniture	3,662,906	2,920,724
Facilities	1,569,710	1,181,401
Vehicles	107,997	68,419
	24,174,525	21,633,531
Less accumulated depreciation and amortization	(7,876,266)	(6,376,978)
	16,298,259	15,256,553

(12) Other Assets

Other assets as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Referred charges in pre-operating stage subsidiaries	8,442,124	12,229,038
Deposits granted in guarantee	39,889	41,309
	8,482,013	12,270,347

As of June 30, 2005 and 2004, deferred charges correspond mainly to preoperating expenses incurred in the construction of Centro Comercial Tolón.

(Continued)

(13) Goodwill

Goodwill as of June 30, 2005 and 2004 is as follows (in thousands of constant bolivars):

	Participation %	2005	2004
C. A. de Inmuebles y Valores Caracas, net of accumulated amortization of Bs6,873,825,663 in 2005 and of Bs5,972,047,395 in 2004	98.55	8,760,872	9,662,650
Lesuma Investment Corporation Ltd., net of accumulated amortization of Bs336,989,363 in 2005 and 2004	100.00	5,642,710	5,642,710
Corporación C21, C. A.	100.00	691,079	691,079
Casa de Campo Aguasal, C. A., net of accumulated amortization of Bs120,078,348 in 2005 and 2004	100.00	528,991	528,991
Desarrollos Extrados, C. A., net of accumulated amortization of Bs14,697,019 in 2005 and Bs6,346,917 in 2004	60.08	239,180	247,530
		15,862,832	16,772,960

During 1996, F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. acquired 100% of the shares of the Company Casa de Campo Aguasal, C. A., paying an excess over the equity value of the Company of Bs649,072,110.

During the year 1996, the subsidiary Corporación Monteclaro Laguna, C. A. purchased 100% of the shares of Compañía Lesuma Investment Corporation Ltd., paying an excess over the equity value of the Company of Bs5,979,700,111.

On December 9, 1997, the Company acquired 86,11% of shares of C. A. de Inmuebles y Valores Caracas, paying an excess of the cost over the carrying value of the subsidiary acquired of Bs15,634,696,667. Subsequently, another portion of shares was acquired in order to reach 98,55% of the shares of the Company C. A. de Inmuebles y Valores Caracas.

On July 26, 2001, the Company acquired shares from Desarrollos Extrados, C. A., paying an excess of cost over the carrying value of the subsidiary acquired of Bs253,876,708. As a result of subsequent acquisitions, a net consolidated participation of 60,08% is maintained as of June 30, 2005.

During 2003, the subsidiary C. A. de Inmuebles y Valores Caracas acquired 100% of the shares of the Company Corporación C21, C. A., paying an excess over the equity value of the Company of Bs691,076,868.

(14) Bank Loans

Bank loans as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Bank loans:		
Banesco Banco Universal, C. A. (1)	23,659,622	17,934,396
Banco Mercantil, C. A., Banco Universal (2)	9,395,000	1,738,165
Banco de Venezuela, S. A., Banco Universal (3)	6,022,254	13,119,467
Banco Nacional de Crédito, C. A., Banco Universal (4)	4,000,000	-
Banco Federal, C. A., Banco Comercial (5)	2,000,000	7,441,594
Banco Canarias de Venezuela, C. A. Banco Universal (6)	-	6,836,782
Fondo Común, C. A. Banco Universal (7)	-	6,141,285
	45,076,876	53,211,689

(1) Banesco Banco Universal, C. A. -

As of June 30, 2005

Corresponds to nineteen (19) promissory notes maturing between ninety (90) and three hundred and sixty (360) days, at variable interest rates that range between 15% and 18%, eight (8) of which were signed under the following conditions: one (1) promissory note for Bs6,675,000,000 with pledge collateral over a certificate deposit for Bs4,730,000,000 (US$2,200,000) with Banesco Internacional Bank Inc. (see note 3); two (2) promissory notes that amount to Bs4,995,000,000 with free guarantee; four (4) promissory notes that total Bs3,162,711,760 granted within the credit line for Bs7,000,000,000, as per document dated June 26, 2003, maturing in five (5) years, guaranteed with antichresis and conventional mortgage of first degree over nineteen (19) commercial establishment for offices of Torre Copérnico of Centro San Ignacio; and one (1) promissory note for Bs1,500,000,000 granted in the credit line up to the amount of Bs13,604,250,000, as per document dated August 11, 2004, maturing in one (1) year with free guarantee; the remaining eleven (11) promissory notes were signed by C. A. de Inmuebles y Valores Caracas in accordance with the following conditions: one (1) promissory note for Bs236,910,400 with pledge collateral for Bs397,056,991 (US$184,677.67) with Banesco Internacional Bank, Inc. (see note 3); and the rest of the ten (10) promissory notes that amounted to Bs7,090,000,000 were granted within the revolving credit line up to Bs5,000,000,000, as per document of January 27, 2005, maturing in five (5) years, guaranteed with antichresis and conventional mortgage of first degree over five (5) commercial establishments for offices of Torre Provincial A, and five (5) commercial establishments for offices of Torre Provincial B.

As of June 30, 2004

Corresponds to one (1) promissory note maturing in ninety (90) days and variable interest rate; it sis guaranteed with mercantile pledge created with Banesco Internacional Bank Inc. for US$3,000,000 on behalf of Serfincorp, C. A.; six (6) promissory notes granted within the credit line for Bs7,000,000,000, maturing in five (5) years, guaranteed with antichresis and conventional first degree mortgage for Bs7,000,000,000 over nineteen (19) offices at Torre Copérnico of Centro San Ignacio; four (4) promissory notes at variable interest maturing in ninety (90) days, which are guaranteed with three (3) certificate deposits for a total of US$1,221,363 on behalf of LOPCO BM, Ltd (Venezuelan Branch); one (1) loan maturing in one (1) year, at variable interest rate, which is guaranteed with one (1) certificate deposit on behalf of Serfincorp, C. A. for US$1,200,000 and six (6) promissory notes maturing in ninety (90) days at variable interest rate; these are guaranteed for six (6) certificate deposits on behalf of the Company for US$1,506,800.

(2) Banco Mercantil, C. A., Banco Universal -

As of June 30, 2005

Corresponds to four (4) promissory notes maturing in ninety (90) days and variable interest rate, guaranteed with four (4) certificate deposits issued by Commercebank totaling Bs7,815,250,000 (US$3,635,000) (see note 4).

As of June 30, 2004

Corresponds to two (2) loans with maturities in ninety (90) days and variable interest rates guaranteed with two (2) certificate deposits issued by Commercebank for US$400,000 and US$200,000 (see note 4).

(3) Banco de Venezuela, S. A., Banco Universal -

As of June 30, 2005

Corresponds to one (1) loan at variable interest rate, maturing in June 25, 2006, free guarantee, plus overdrafts in current accounts for Bs22,253,589.

As of June 30, 2004

Corresponds to one (1) loan at variable interest, payable in ninety (90) days; seven (7) loans at interest granted to a consolidated subsidiary maturing in one (1) year, with variable interest rate, which are guaranteed with certificate deposits created in Banco Caracas N. V. on behalf of Serfincorp, C. A. for US$5,168,520 and one (1) loan at variable interest maturing in one (1) year.

(4) Banco Nacional de Crédito, C. A., Banco Universal -

As of June 30, 2005

Corresponds to four (4) promissory notes at variable interest, payable upon maturity between thirty (30) and seventy five (75) days, free guarantee.

(5) Banco Federal, C. A., Banco Comercial -

As of June 30, 2005

Corresponds to one (1) loan at variable interest, granted to C. A. de Inmuebles y Valores Caracas, maturing in one (1) year, payable in terms of ninety (90) days. As of June 30, 2005, this loan is due.

As of June 30, 2004

Corresponds to two (2) loans at variable interest rates granted to C. A. de Inmuebles y Valores Caracas payable in terms between ninety (90) days and one (1) year.

(6) Banco Canarias de Venezuela, C. A., Banco Universal -

As of June 30, 2004

Corresponds to one (1) loan with interests payable in quarters in advance at a 20% rate; the principal will be paid by means of four (4) quarterly and consecutive installments. The loan is guaranteed with the equity of C. A. de Inmuebles y Valores Caracas up to the loan's amount.

(7) Fondo Común, C. A., Banco Universal -

As of June 30, 2004

Corresponds to two (2) loans payable in terms within thirty (30) days and one (1) year and variable interest rate, guaranteed with Money Market in Oppenheimer Co. for US$350,000 and US$800,000 (see note 4); two (2) loans maturing in one (1) year, with interest of 18% payable in monthly periods.

(15) Commercial Paper

Commercial paper is analyzed as of June 30, 2005 and 2004 as follows (in thousands of constant bolivars):

	Date of		Annual yield	Amount of	Amount
	issue	maurity	(%)	issue	placed
June 30, 2005 -					
Serie 2004-I-4	10/04/04	07/04/05	14.25	4,000,000	2,717,600
Serie 2004-I-13	03/18/05	09/20/05	13.50	4,000,000	4,000,000
Serie 2004-I-14	03/29/05	09/27/05	13.75	3,000,000	2,920,000
Serie 2004-I-15	04/14/05	09/15/05	13.50	5,000,000	5,000,000
Serie 2004-I-16	04/21/05	07/20/05	13.50	5,000,000	5,000,000
Serie 2004-I-17	05/03/05	09/22/05	14.25	6,000,000	5,994,800
Serie 2004-I-18	06/28/05	09/28/05	13.00	3,000,000	3,000,000
Total commercial paper				30,000,000	28,632,400
June 30, 2004 -					
Serie 2003-I-10	03/17/04	08/05/04	15.00	5,793,883	1,553,340
Serie 2003-I-11	03/30/04	08/27/04	15.00	5,793,883	5,793,883
Serie 2003-I-12	04/26/04	09/23/04	15.00	5,793,883	5,793,883
Serie 2003-I-13	04/30/04	08/31/04	16.00	4,635,107	4,635,107
Serie 2003-I-14	05/11/04	09/18/04	14.50	1,939,329	1,939,329
Serie 2003-I-15	05/20/04	10/05/04	14.50	5,133,381	5,133,381
Serie 2003-I-16	05/26/04	05/10/04	14.50	2,702,765	2,702,765
Serie 2003-I-17	06/02/04	09/30/04	14.50	4,635,107	4,498,719
Total commercial paper				36,427,338	32,050,407

In October 2003, in resolution N° 116-2003, the National Stock Exchange authorized the issue of commercial paper up to a maximum amount authorized for circulation of US$15,000,000 or its equivalent amount in bolivars, with one-year duration, renewable until 2005 by means of a new issue.

On October 3, 2003, the Company signed a contract with Banesco Banco Universal, C. A. in which it accepts to act as a Common Representative for the Holders of Commercial Paper to Bearer of the issue approved by the National Stock Exchange in Resolution N° 116-2003 and accordingly, it commits to reform the functions contemplated in Article N° 43 the Capital Markets Law, and in general, to exert and watch over the rights of those being represented.

The issuer will pay the capital and interest of the commercial paper issued, using the cash flow from its ordinary operations. However, the capital of each issue will be backed up by a partial guarantee consisting of a "Stand-by" Letter of Credit, in favor of the Common Representative of the debenture or bond holder, which is irrevocable, demandable upon first request and issued by American Express Bank International (see note 4).

(16) Notes and Accounts Payable - Trade

Notes and accounts payable-trade as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Trade -		
Current:		
Several contractors	5,230,431	5,099,668
Delta Servicios Financieros, C. A.	1,344,000	1,557,396
BBO Casa de Bolsa, C. A.	1,200,826	-
Insurance	375,454	-
Richard Ellis, Inc.	12,183	14,117
Plaz & Asociados	6,925	8,025
Serfincorp, Ltd.	-	36,770,420
Dashton Investment Corporation	-	6,813,607
Others	2,761,550	1,323,080
	10,931,369	51,586,313
Long-Term:		
Serfincorp, C. A.	39,776,069	-
Serfincorp, Ltd.	23,988,634	-
Dashton Investment Corporation	-	19,884,608
Several contractors -		
Instalaciones Eléctricas Corelec, C. A.	1,713,740	121,565
Edificaciones 5864, C. A.	1,662,877	1,926,903
Horizontes Vías y Señales, C. A.	1,001,511	-
Corporación Hega, C. A.	995,453	208,177
Inversiones Ginzo, C. A.	945,434	249,888
Ascensores Schindler de Venezuela, C. A.	524,802	-
Constructora MDT, C. A.	500,000	-
Adriano Bertolini	112,505	130,368
Others	4,366,513	38,179
Total several contractors	11,822,835	2,675,080
	75,587,538	22,559,688

As of June 30, 2005, the accounts payable to Serfincorp, C. A. correspond to promissory notes in bolivars with maturities over one year (1) with an interest rate of twelve percent (12%) annual. Likewise, accounts payable Serfircorp, Ltd, correspond to promissory notes in U.S. dollars with maturities over one (1) year, with an interest rate of six percent (6%) annual.

As of June 30, 2004, LOPCO BM, Ltd. presented a debt with Dashton Investment Corporation for US$12,000,000 at the rate of eight percent (8%) and the PRIME rate plus a spread of four percent (4%), maturing in five (5) years effective since June 30, 2003. As of June 30, 2005, this debt was paid.

As of June 30, 2005, accounts payable to several-contractors correspond mainly to the construction of Centro Comercial Tolón, which do not bear interests.

(17) Long - Term Debt

Long-term debt is analyzed as follows (in thousands of constant bolivars):

June 30, 2005 -

Banco Mercantil, C. A. Banco Universal, loan for Bs44,509,627,636 payable in sixty (60) and thirty six (36) installments with variable interest rate, upon due monthly payments, maturing in on December 13, 2007 and 2009, respectively. Guarantee granted over land of the consolidated subsidiary Desarrollos Extrados, C. A. Line of credit for Bs15,000,000,000 effective for three (3) years, at fixed interest rate of seventeen percent (17%), payable upon due monthly installments.	58,665,820
Banesco Banco Universal, C. A., loan for Bs17,816,220,000 payable in four (4) years upon the term's expiration, variable interests calculated at the interest rate corresponding to seventy five percent (75%) of the average asset rate of the first (6) six banks in the Country and guaranteed by a trust in the same institution (see note 10). Loan for Bs951,862,858 payable in six (6) semi-annual installments, with variable interest rate, maturing on May 16, 2006 and guaranteed with antichresis and first degree conventional mortgage for Bs8,311,679,000 over fifteen (15) offices at the Mene Grande I and II buildings. Loan for Bs23,000,000,000 payable in one (1) installment of capital upon maturity, with variable interest rate, payable upon due monthly installments and which amounts are calculated over the portion owed at such date, maturing on September 29, 2006, and guaranteed with a trust of works administration.	41,768,083
Banco de Venezuela, S. A., Banco Universal, loan payable in thirty six (36) installments with variable interest rate upon due monthly installments, maturing on March 11, 2007 and guaranteed with first and third degree conventional mortgages over real estate.	20,694,433
Banesco Banco Universal, C. A. (Panama branch) loan for Bs14,504,167,880 payable in thirty six (36) installments, with variable interest rate in monthly installments in advance, maturing on December 26, 2006, guaranteed with mercantile pledge over investment in shares and antichresis and first degree conventional mortgage over real estate.	13,926,346
Banco Federal, C. A. Banco Comercial, loan for Bs5,000,000,000 payable in three (3) due annual installments, with variable interest rate upon monthly installment due, maturing on November 26, 2007. Loan for Bs1,570,000,000 payable in twelve (12) quarterly due installments, with variable interest rate, maturing in February 2008.	8,608,400
	143,663,082
Less current portion of long-term debt	(30,210,842)
	113,452,240

June 30, 2004 -

Banco Mercantil, C. A. Banco Universal, loan payable in sixty (60) and thirty six (36) installments with variable interest rate, upon monthly installments due, maturing in December 13, 2007 and 2009, respectively. Guarantee granted over lands of the consolidated subsidiary Desarrollos Extrados, C. A.	62,709,518
Banco de Venezuela, S. A., Banco Universal, loan payable in a 3-year term, with variable interest rate calculated at 100% of TAM and guaranteed with third degree mortgage created in favor of the Bank up to Bs44,124,674,000 over the following immovable goods: twenty five (25) offices at Parque Caribe Building.	29,055,507
Banesco Banco Universal, C. A., debt for two (2) loans; the first, payable in four (4) years, upon the term's maturity, variable interests calculated at the interest rate that corresponds to seventy five percent (75%) of the average asset rate of the first six (6) banks of the country and guaranteed by a trust in the same institution (see note 10), maturing on December 13, 2005; the second, payable in six (6) semi-annual installments, with variable interest rate, maturing May 16, 2006 and guaranteed with antichresis and conventional first degree mortgage for Bs8,311,679,000 over fifteen (15) offices at the Mene Grande I and II buildings.	25,654,166
Banesco Banco Universal, C. A. (Panama branch) payable in thirty six (36) installments, with variable interest rates in advanced monthly payments, maturing on December 26, 2006, guaranteed with land in Cumaná.	18,718,618
	136,137,809
Less current portion of long-term debt	(5,500,172)
	130,637,637

(18) Long-term Debentures

Debentures as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	Date of		Annual yield	Amount of	Amount
	issue	maturity	(%)	issue	placed
June 30, 2005 -					
Issue 2003-I Serie 1	02/19/03	12/19/05	16.20	5,000,000	5,000,000
Issue 2003-I Serie 2	12/23/03	12/23/05	15.59	5,000,000	5,000,000
Issue 2003-I Serie 3	12/23/03	12/23/05	15.59	5,000,000	5,000,000
Issue 2003-II Serie 1	12/19/03	12/19/06	16.39	5,000,000	5,000,000
Issue 2003-II Serie 2	12/19/03	12/19/06	16.39	5,000,000	5,000,000
Issue 2003-II Serie 3	12/19/03	12/19/06	16.39	5,000,000	5,000,000
Total long-term issue public debentures				30,000,000	30,000,000
June 30, 2004 -					
Issue 2003-I Serie 1	02/19/03	12/19/05	19.78	5,793,883	5,793,883
Issue 2003-I Serie 2	12/23/03	12/23/05	19.78	5,793,883	5,793,883
Issue 2003-I Serie 3	12/23/03	12/23/05	19.78	5,793,883	5,793,883
Issue 2003-II Serie 1	12/19/03	12/19/06	20.00	5,793,883	5,793,883
Issue 2003-II Serie 2	12/19/03	12/19/06	20.00	5,793,883	5,793,883
Issue 2003-II Serie 3	12/19/03	12/19/06	20.00	5,793,883	5,793,883
Total long-term issue public debentures				34,763,298	34,763,298

The Company has decided to refinance the long-term debentures of the Issue 2003-I Series 1, 2 and 3, maturing in December 2005.

On December 12, 2003, according to Resolution N° 148-2003, the Venezuelan National Stock Exchange authorized two issues of obligations partially guaranteed to the bearer, up to the amount of Bs15,000,000,000 each, identified as Issue 2003-I and Issue 2003-II, maturing in two (2) and three (3) years, respectively, commencing from the date of issue of each series. Three (3) series were placed for each series of Bs5,000,000,000. The capital of each issue is subject to a partial guarantee represented by an unconditional "Stand-by" letter of credit, established in favor of the common representative of debenture holders and issued by American Express Bank International up to US$2,700,000 for the Issue 2003-I, and for US$2,300,000 for the Issue 2003-II, with an option to be substituted by superior guarantees in bolivars. Under exceptional circumstances where it is necessary to resort to the exception of the "Stand-by" letters of credit, Banesco Banco Universal, C. A., as common representative of the debenture holders and beneficiaries of such letters of credit will request and receive directly the funds that guarantee partially the capital of the obligations and it will be responsible for distributing or coordinating the proportional distribution of the funds obtained among the debenture holders.

(19) Other Liabilities

Other liabilities as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Deposits received in guarantee	1,722,489	2,007,231
Other advances	185,057	214,945
	1,907,546	2,222,176

As of June 30, 2005 and 2004, guarantee deposits include approximately Bs1,080,648,421 and Bs1,498,788,212, respectively, corresponding to deposits received as guarantee for the rental of commercial establishments of Centro Comercial Tolón, as established in the lease contract, with on duration of five (5) years from the date of opening the mall.

(20) Deferred Income

An analysis of deferred income as of June 30, 2005 and 2004 are as follows (in thousands of constant bolivars):

	2005	2004
Income from Galipán Project (see note 9)	16,822,995	-
Deferred gain on sale of "El Rosal" land	7,351,762	7,351,762
Rental collected in advance - Centro Comercial Tolón	2,052,521	2,888,750
Income received from lease in advance	1,507,631	-
Income from commissions received	843,627	-
Deferred income - Centro Comercial Tolón	537,908	685,223
Deferred income from sale of bonds	537,192	622,484
Rental collected in advance - Torre Shell	-	1,568,076
Others	-	462,109
	29,653,636	13,578,404

Deferred income from the sale of the land "El Rosal" corresponds to a joint venture contract with Compañía Inversiones UF-26, C. A., to develop a project formerly property of its subsidiary Inversiones UF-1001, C. A., valued at US$6,000,000, as well as an additional contribution of US$3,200,000 payable in eighteen (18) months; whereby Inversiones UF-26, C. A., is bound to develop the project over two years. Upon completion of the work, the companies will own 50% of the facility developed. The parties agree not to transfer their participation in the contract without previous authorization of the counterparty. As a result of this operation the Company recorded deferred credits of Bs7,036,207,000, corresponding to the profit resulting from the difference between the contract amount and the carrying value of the land and the project.

(21) Stockholders' Equity

As of June 30, 2005, the Company's capital is comprised of Class "A" shares and Class "B" shares, all nominative, non-convertible to the bearer and with a nominal value of Bs10 each; all shares grant their owners the same rights and obligations, except for the exclusive right by Class "A" shares of: 1) appointing the Company's President; 2) appointing the main Directors and alternates; 3) appointing the Company's Legal Representatives. This exclusive right of Class "A" shares will apply as long as such shares represent at least 10% of the capital stock.

Class "A" shares correspond to those existing before October 15, 1996, and Class "B" shares to those issued thereafter. According to the Fifth Clause of the incorporation document and the Company's by-laws, subsequently any shares from a new issue will be denominated Class "B", except for the shares subscribed by the holders of Class "A" shares, which will retain the same denomination.

On January 14, 1998, F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. began its ADR program (American Depositary Receipt), Level 1; each ADR corresponds to one hundred and fifty (150) shares of the Fund, which are quoted in the USA. The Bank of New York acts as agent for the custody of the shares to be converted into ADR.

The Company's bylaws require ten percent (10%) of the profits to be distributed among the members of the Company's Board of Directors.

The Code of Commerce requires that five percent (5%) of a company's net income be transferred to a legal reserve, until it reaches at least ten percent (10%) of the capital stock. The Company's bylaws require that ten percent (10%) of the profits be transferred to the legal reserve until it reaches fifty percent (50%) of the capital stock, and an additional five percent (5%) will be added until reaching seventy five percent (75%) of the capital stock.

The Code of Commerce, the Law of Capital Markets and the Standards of the National Stock Exchange contain dispositions that rule the Company for the distribution of dividends. Pursuant to the Capital Markets Law, the Company is bound to distribute annually amongst its stockholders not less than 50% of its annual net income, after having accrued the income tax portion and the legal reserves deduction. Likewise, this Law establishes that at least 25% of such 50% must be distributed in cash. However, if the Company presented a deficit, profit sharing should be allocated to offset such deficit.

On October 7, 2003, Stockholders agreed decreeing dividends in cash for approximately Bs7,525,024,000 (Bs5,635,841,729 nominal), equivalent to 55.74% of the net consolidated income adjusted for inflation as of June 30, 2003.

During General Extraordinary Stockholders' Meeting held on October 7, 2003, a repurchase program of shares class "B" was authorized, up to a maximum of 633,990,460 shares, that represented 15% of the el capital stock at that date. According to the Venezuelan Laws the program specified a maximum repurchase price of Bs74.66 nominal per share or until US$7.00 per ADR. As of March 31, 2004, the Company acquired 254,592,625 shares class "B" (which represent Bs2,545,926,250 nominal), at an average price of Bs52.25 nominal per share, equivalent to US$4.90. The shares acquired under this program represent 6.02% of the total Company's shares, and were reduced from the capital stock as of June 30, 2005 and 2004, as per authorization of the General Extraordinary Stockholders' Meeting held on

(Continued)

November 12, 2004, and in accordance with the term established by the Capital Markets Law for their reduction; thus, the new capital structure reached 3,972,010,439 shares, that represent Bs39,720,104,390 nominal.

During General Extraordinary Stockholders' Meeting held on November 12, 2004, a repurchase program of shares was authorized, up to a maximum of 595,801,566 shares, corresponding to 15% of the Company's capital stock at a maximum reacquisition price per share of US$8 per ADR or its equivalent in bolivars at every transaction. The term of the plan is six months beginning since the publication of such assembly and maturing in May 2005.

On June 20, 2005, the Company's Board of Directors approved the payment of dividends in cash for Bs5,635,841,729 nominal; and which payment was effected on July 7, 2005.

At June 30, 2005, the shares in treasury total 53,080,569, representing Bs530,805,690 nominal. Uppon completion of the re-purchase process of these shares, these could be offered for sale within tow next years at acquisition dates, as established in the Capital Markets Law or reduced from the capital stock by decision of the Stockholders' Assembly.

(22) Taxes

For the year ended June 30, 2005, F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., LOPCO BM, Ltd. (Venezuelan branch), LOPCO de Venezuela, C. A. and other consolidated subsidiaries, recorded an income tax expense of Bs1,188,839,652, Bs37,215,719, Bs442,496,204 and Bs27,052,068, respectively. At June 30, 2004, an income tax expense for Bs872,184,503 and Bs418,953,255, respectively was recorded on behalf of F.V.I. Fondo de Valores Inmobiliario, S.A.C.A. and C. A. de Inmuebles y Valores Caracas.

At June 30, 2005, LOPCO de Venezuela, C. A., C. A. de Inmuebles y Valores Caracas and other consolidated subsidiaries present estimated accumulated tax losses for Bs27,732,683,377, provided by operating losses, which may be carried forward to offset future taxable income as follows: Lopco de Venezuela, C. A. Bs8,424,614,685, C. A. de Inmuebles y Valores Caracas Bs9,811,785,926, carried forward until 2008; and other consolidated subsidiaries Bs170,014,064 that can be carried forward until year 2006, Bs7,159,951,123 can be carried forward until 2007 and Bs2,166,317,579 can be carried out forward until 2008. At June 30, 2004, the Company maintained accumulated tax losses for Bs5,365,376,000, which were offset at June 30, 2005.

At June 30, 2005, C. A. de Inmuebles y Valores Caracas has business assets tax assets for Bs345,667,711, which can be offset with future income tax caused as follows: Bs117,258,854 until 2006 and Bs164,240,566 until 2007 and Bs64,168,291 until 2008. Likewise, the other consolidated subsidiaries have business asset tax accredit for Bs372,931 that can be carried forward until 2007. At June 30, 2004, the Company had tax credits for this concept for Bs1,091,394,332, which were used at June 30, 2005.

At June 30, 2005, F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., C. A. de Inmuebles and Valores Caracas, LOPCO BM Ltd. (Venezuelan branch) and subsidiaries have tax credits paid in excess not offset or reimbursed for the amount of Bs1,440,725,499, Bs372,260,275, Bs3,222,727,017 and Bs1,535,470,411, respectively.

(Continued)

Extraordinary Decree-Law N° 3,266, published in Official Gazette N° 4,654 on December 1, 1993, passed the Business Assets Tax Law (BATL) establishing, in general terms, a 1% tax over the net average amount over the values of taxable income. At June 30, 2005, LOPCO BM, Ltd (Venezuelan Branch), C. A. de Inmuebles y Valores Caracas and other consolidated subsidiaries recorded a business asset tax for Bs365,217,873, Bs64,168,291 and Bs355,193, respectively. As of June 30, 2004, the expense for this concept recorded in Fondo de Valores Comercializadora, C. A. amounts to Bs360,224.

On August 17, 2004, Official Gazette N° 38,002 published the Law that derogates Decree N° 3,266 dated December 1, 1993, by means of which the Business Assets Tax Law was enacted; this derogative law became into effect since September 1, 2004, establishing in Article N° 2 that the tax periods in course, will culminate with the execution of such Law; therefore, and in accordance with Article N° 3, the taxpayer is obliged to determine, pay and declare the tax corresponding to the tax period ended June 30, 2005, which in this case, corresponds to a two-months period ended August 31, 2004.

(23) Transactions With Related Parties

As of June 30, 2005 and 2004, the Company and subsidiaries undertook loans with related companies, in the normal course of its operations, resulting in the following balances (in thousands of constant bolivars):

	2005	2004
Accounts receivable:		
Inversora Turística Caracas, S. A.	27,308,760	25,564,129
Inversiones Saltamontes, C. A.	1,453,145	2,042,201
Grupo Aguasal Litoral, C. A.	377,423	-
Asesoría Financiera Velutini & Asociados, C. A.	168,827	190,804
Condominio Menegrande, C. A.	130,627	-
Consultores Jurídicos Integrales, S. C.	5,492	6,364
Consultoría Inmobiliaria Velutini & Asociados, C. A.	2,810	23,813
Fundación Fondo de Valores Inmobiliarios, A. C.	1,586	-
Arkilineo Promociones, C. A.	497	-
Others	36,666	88,047
	29,485,833	27,915,358
Accounts payable:		
Inversiones Saltamontes, C. A.	1,394,696	263,535
Desarrollos Intrados, C. A.	227,725	-
Inversiones F.V.I., C. A.	16,835	-
Asesoría Financiera Velutini & Asociados, C. A.	15,856	-
Grupo Gerencial Velutini, C. A.	568	-
Others	-	585,693
	1,655,680	849,228

(Continued)

Accounts receivable from Inversora Turística Caracas, S. A. correspond to loans requested as work capital for the renewal of the Hotel Humboldt and the Ávila Mágica amusement areas. As of June 30, 2005 and 2004, accounts receivable from Inversora Turística Caracas, S. A., generated interest income amounting to approximately Bs2,379,826,000 and Bs1,739,614,000, respectively, shown in the consolidated statement of income. Likewise, as of June 30, 2005 and 2004, there are accounts receivable from Inversora Turística Caracas, S. A. for approximately Bs6,570,000,000 and Bs1,225,105,000, respectively, with maturities ranging between one (1) and three (3) years.

Receivables and payables with Inversiones Saltamontes, C. A., were recorded in July 2004, and they correspond to balances derived from the sale of commercial premises located in Mene Grande I and II buildings.

Accounts receivable from Grupo Aguasal Litoral, C. A. correspond to registration expenses for the delimitation of land lots of Costa Corsario tourist complex.

Accounts receivable from Condominio Mene Grande, C. A., were recorded in June 2005, when C. A. de Inmuebles y Valores Caracas contributed monetary resources to finance the work capital of this company. Likewise, accounts payable by Desarrollos Extrados, C. A. to Desarrollos Intrados, C. A. are due to work capital financing.

The rest of accounts receivable as of June 30, 2005 and 2004, do not bear any interests or have maturity dates.

(24) Fair Value of Financial Instruments

A table including the amounts recorded and the estimated fair value of the Company's financial instruments as of June 30, 2005 and 2004 follows. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between the parties willing to negotiate (in thousands of constant bolivars):

	2005		2004	
	Book value	Fair value	Book value	Fair value
Financial assets:				
Cash and cash equivalents	34,562,184	34,562,184	27,190,600	27,190,600
Short-term investments	130,096,180	130,096,180	89,045,950	89,045,950
Notes and accounts receivable, net of allowance for doubtful accounts	64,537,717	64,537,717	69,742,828	69,742,828
Other investments	70,201,852	70,201,852	61,787,472	61,787,472
Deposits granted in guarantee (included in other assets)	39,889	39,889	41,309	41,309

	2005		2004	
	Book value	**Fair value**	**Book value**	**Fair value**
Financial liabilities:				
Bank loans	45,076,876	45,076,876	53,211,689	53,211,689
Long-term debt	143,663,082	143,663,082	136,137,809	136,137,809
Long-term debentures	30,000,000	30,000,000	34,763,298	34,763,298
Commercial paper	28,632,400	28,632,400	32,050,407	32,050,407
Notes and accounts payable	96,955,793	96,955,793	82,710,758	82,710,758
Deposits received in guarantee (included in other liabilities)	2,694,362	2,694,362	2,007,231	2,007,231

The following methods and assumptions were used to calculate the fair value of each type of financial instruments:

Cash and cash equivalents, short-term investments, deposits granted in guarantee, notes and accounts payable and deposits received in guarantee: The amounts recorded approximate the fair value due to the short-term maturity of those instruments.

Other investments: The fair values of other investments are based on market prices at the balance sheet date for those negotiable securities or similar instruments. The value shown in the balance sheets for other investments approximates the fair value as it has not been calculated based on market prices.

Notes and accounts receivable: The Company generates interests between ten percent (10%) and twelve percent (12%) from long-term sales. The Company adjusts the allowance for doubtful accounts on a quarterly basis considering the fair value as the best estimate.

Bank loans, long-term debt, long-term debentures and commercial paper: The fair value of bank loans, long-term debt, long-term debentures and commercial paper of the Company is estimated by discounting the future liquidity flows of each instrument taking into account the interest rates currently offered by the Company compared with debt instruments with maturity dates similar to those of the Company's instruments.

(25) Commitments and Contingencies

Torre Regelfall

On December 9, 1999, the Company signed a transfer agreement for the rights to the areas suitable for construction and sale from the level of the third parking lot area, excluded from building Torre Regelfall with Desarrollos Regelfall Chacao, C. A. The price of this transfer is US$900,000, payable as follows: US$50,000 payable in advance on October 26, 1999; US$220,000 payable upon the contract's signature; US$270,000 payable on January 15, 2000; and US$360,000 payable on February 3, 2000.

Desarrollos Regelfall Chacao, C. A. issued a performance bond in favor of F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. for US$6,000,000.

Desarrollos Regelfall Chacao, C. A. was bound to develop and conclude the project in a period of 18 months and to pay a penalty to F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. in the amount of US$1,700 for each day of delay delivering the project.

There is a lawsuit against the Company Desarrollos Regelfall Chacao, C. A. in connection with the aforementioned transfer contract, as a result of failure by the defendant to comply with the project completion and delivery schedule, demanding payment of a penalty of US$643,000.

Municipal License

On August 17, 2000, the Company received a municipal tax assessment for approximately Bs240,000,000, which specifies that C. A. de Inmuebles y Valores Caracas has conducted purchase and sales activities and other services rendered not classified as such and has not declared the related income. The Company is waiting for the formal assessment, against which it will file an appeal, as the properties and real estate purchase-sale activity is not the usual activity of this Company. The Company's management and its legal advisors believe that this assessment is without merit, as it is an occasional activity, and therefore should not be levied by the Municipality.

Business Assets Tax

On January 31, 2001, the Company's Management and it's Subsidiary C. A. de Inmuebles y Valores Caracas filed a tax appeal against Administrative Providences issued in 2000 by the tax authorities (SENIAT), for considering inappropriate the compensation requested by the Companies, to offset monthly amounts owed for Estimated Business Asset Tax for the tax period between July 1, 1999 and June 30, 2000, using liquid and demandable tax credits resulting from payments in excess of income tax for the period between July 1, 1998 and June 30, 1999. The amounts of business assets tax offset using taxes paid in excess in prior years, amounted to approximately Bs242,700,000 for F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., and approximately Bs38,900,000 for C. A. de Inmuebles y Valores Caracas. The Company's management and its legal advisors consider that this situation will be resolved in favor of the Company and its subsidiary.

Income Tax

On December 6, 1999, the Company's management appealed a resolution issued by SENIAT, which rejected approximately Bs871,500,000 of costs and expenses as tax deductible expenses for failure to withhold taxes, costs and expenses without documentation and the failure to comply with formal duties. The rejection of these expenses results in taxes of approximately Bs271,600,000. The Company's management and its legal advisors believe that this appeal will be resolved in favor of the Company.

(Continued)

(26) Result from Monetary Position

A detail of the result from monetary position as of June 30, 2005 and 2004 follows (in thousands of constant bolivars):

	2005	2004
Net monetary liability position at the beginning of the year	(43,066,501)	(125,874,157)
Increases -		
Income from sale of properties	68,225,842	49,599,364
Income from rentals, services and parking lot	66,728,550	13,936,534
Income from sale of bonds	3,383,418	844,594
	138,337,810	64,380,492
Decreases -		
Leased properties, service and parking lot costs	24,524,174	11,249,136
Administrative and general expenses	18,130,544	14,440,242
Financial interest, net	(39,409,420)	(34,293,549)
Other expenses	5,005,180	7,367,452
Income tax expenses	2,125,345	1,291,498
	10,375,823	54,779
Monetary asset (liability) position	84,895,486	(61,548,444)
Actual monetary position at the end of the year	108,041,584	(43,066,501)
Result from monetary position	23,146,098	18,481,943

(27) Control over Foreign Investments (SIEX)

As of June 30, 2005, 75.03% of the Company's capital is represented by ADR'S.

The legal regime for foreign investments establishes among other things, the following:

- Foreign investors have the same rights and obligations as domestic investors.
- The profits corresponding to foreign investors can be remitted abroad without limitations.
- Contracts for imports of technology and use and exploitation of patents and trademarks must be registered with the SIEX within sixty (60) continuous days after signature.

(Continued)

(28) Credit Risk Concentration

As of June 30, 2005, the Company presents credit risk concentrations that consist mainly of cash equivalents and short-term investments, net of accounts payable as well as trade accounts receivable. As of June 30, 2005, the Company maintains cash equivalents with Serfincorp, C. A. for approximately Bs13,813,076,000, as well as short-term investments with Serfincorp, C. A. for approximately Bs91,000,001,000; additionally, the Company presents trade accounts payable to Serfincorp, C. A. and Serfincorp. Ltd., which in the aggregate amount to approximately Bs63,764,703,000. Credit risk concentrations associated with trade accounts receivable are limited due to the Company's significant number of clients. As of June 30, 2005, the Company does not have significant credit risk concentrations other than those mentioned above.

As of June 30, 2004, the Company presents credit risk concentrations that consist mainly of cash equivalents and short-term investments, net of accounts payable, as well as trade accounts receivable. As of June 30, 2004, the Company maintains cash equivalents with Serfincorp, C. A. for approximately Bs11,214,430,000 as well as short-term investments with Serfincorp, C. A. for approximately Bs35,342,689,000; additionally, the Company presents trade accounts payable to Serfincorp. Ltd. amounting to approximately Bs36,770,420,000. Credit risk concentrations associated with trade accounts receivable are limited due to the Company's significant number of clients. As of June 30, 2004, the Company does not have significant credit risk concentrations other than those mentioned above.

(29) Future Adoption in Venezuela of New Structure of Generally Accepted Accounting Principles

During 2004, the Federation of Public Accountants in Venezuela approved a plan to adopt International Accounting Standards (IAS) – International Financial Reporting Standards (IFRS) as generally accepted accounting principles in Venezuela. Such adoption will be mandatory for periods beginning on or after January 1, 2007, permitting early adoption in 2006.

The National Stock Exchange, in Resolution N° 157-2004 dated December 2, 2004, requires companies to perform public bids of securities pursuant to the Capital Markets Law, whereby companies must prepare and file their financial statements in accordance with International Financial Reporting Standards for periods beginning January 1, 2006, permitting early adoption during 2005. The Company is assessing the possible effect of the adoption of IAS - IFRS on the consolidated financial statements.

(30) Reclassifications

Certain figures of the consolidated financial statements as of June 30, 2004, have been reclassified to conform to the figures as of June 30, 2005.

END